Exhibit 99.1

Cellyan Biotechnology Co., Ltd Receives Nasdaq Notice of Bid Price Deficiency

HONG KONG, Jan. 16, 2026 (GLOBE NEWSWIRE) -- Cellyan Biotechnology Co., Ltd (Nasdaq: HKPD) (the “Company”), a leading provider of over the counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, today announced that it received a notification letter (the “Notification Letter”) dated January 12, 2026 from Nasdaq’s Listing Qualifications Department indicating that the closing bid price of the Company’s class A ordinary shares of par value of US$0.001 each was below the minimum requirement of US$1.00 per share for 30 consecutive business days from November 26, 2025 through January 9, 2026, and the Company was therefore currently not in compliance with the minimum bid price requirement set forth under Nasdaq listing rule 5550(a)(2).

The notification letter has no immediate effect on the listing of the Company’s class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “HKPD”.

Pursuant to listing rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until July 13, 2026, to regain compliance with the minimum bid price rule. If, at any time during the 180-day period the closing bid price per share of the Company’s class A ordinary shares is US$1.00 or above for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by July 13, 2026, the Company may be eligible for an additional 180 calendar day grace period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse share split, if necessary. If the Company chooses to implement a reverse share split, it must complete the split no later than 10 business days prior to July 13, 2026 or the expiration of the second compliance period if granted.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Company is currently looking into various options available with respect to regaining such compliance. The notification letter has no effect at this time on the listing of the Company’s class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “HKPD.”

About Cellyan Biotechnology Co., Ltd

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited) offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China.

Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in our filings with the SEC.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries please contact:

Cellyan Biotechnology Co., Ltd

Media Contact: andy@cell-yan.com

Investor Relations: stella @cell-yan.com